Exhibit 99.1

St. John's, NL – April 4, 2023

FORTIS INC. TO HOLD TELECONFERENCE ON MAY 3

TO DISCUSS FIRST QUARTER 2023 RESULTS AND

HOLD ANNUAL MEETING ON MAY 4

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its first quarter 2023 financial results on Wednesday, May 3, 2023. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's first quarter financial results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.888.886.7786. International participants may participate by calling 1.416.764.8658. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until June 3, 2023. Please call 1.877.674.7070 or 1.416.764.8692 and enter passcode 430311#.

Fortis will hold its Annual Meeting of Shareholders on Thursday, May 4, 2023 at 9:00 a.m. (Eastern), 10:30 a.m. (Newfoundland), in-person and online. Shareholders can attend the meeting in person at the St. John’s Convention Centre, 50 New Gower Street, St. John's, NL. A link to the virtual platform and how to participate will be available on the Corporation's website, www.fortisinc.com/investor-relations/2023-annual-meeting/. Participants will be able to submit questions for management during the Q&A portion of the webcast.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2022 revenue of $11 billion and total assets of $64 billion as at December 31, 2022. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com